Exhibit 99.1

NEWS RELEASE

Gerdau Ameristeel Launches ZBAR™, Next Generation in Reinforcing Steel Corrosion Protection

Knoxville, Tenn., June 2, 2006 - Gerdau Ameristeel Corporation (TSX: GNA.TO, NYSE: GNA) - Gerdau Ameristeel announced today the introduction of a new patent pending dual coating process for concrete reinforcing steel. This process involves applying a thermal-bonded zinc inner layer combined with a thermal-bonded polymer outer layer to a conventional reinforcing steel bar. The innovative process and product, called ZBAR™, provides extra protection against corrosion.

“We are excited to introduce a new product for the construction industry that will help protect and extend the life of concrete structures,” said Neal McCullohs, Vice President of Downstream Operations for Gerdau Ameristeel.

ZBAR™ has been evaluated per ASTM A944, is readily available and can be substituted for any reinforcing steel product. ZBAR™ consists of using A615 or A706 reinforcing steel bars combined with two powerful corrosion barriers, each with uniform thickness.

“Lab results show that a concrete structure using ZBAR™ has more than sufficient resistance to chloride-induced corrosion for an expected lifetime of 100 years,” states Dr. Gerardo Clemena, Ph.D., principal research scientist for the Virginia Transportation Research Council.

For more information on ZBAR™ call Toll Free: 888.637.9950 or visit: gerdauameristeel.com/ZBAR

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 17 scrap recycling facilities, and 43 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company’s products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.

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